STATEMENT OF FINANCIAL CONDITION

Alight Financial Solutions LLC
Year Ended December 31, 2018
With Report of Independent Registered Public Accounting Firm

Alight Financial Solutions LLC

Statement of Financial Condition

December 31, 2018

Contents

Alight Financial Solutions LLC

Statement of Financial Condition

December 31, 2018

Assets

Cash	$ 3,020,337
Receivable from affiliate	384,395
Receivable from customers	406,061
Prepaid regulatory fees	326,723
Deposit with clearing broker	100,000
Other assets	1,248
Total assets	$ 4,238,764

Liabilities and member's equity

Payable to affiliate	$ 339,857
Accounts payable and accrued expenses	38,895
Total liabilities	378,752
Member's equity	3,860,012
Total liabilities and member's equity	$ 4,238,764

See notes to Statement of Financial Condition.

Alight Financial Solutions LLC

Notes to Statement of Financial Condition

December 31, 2018

1. Organization and Nature of Business

Alight Financial Solutions LLC (the Company) was organized on April 8, 1994, in the state of Illinois, and commenced operations on December 21, 1994. The Company is a wholly owned subsidiary of Alight Solutions LLC (the Parent), which is an indirect wholly owned subsidiary of Tempo Holding Company LLC (the Ultimate Parent), an affiliate of The Blackstone Group L.P. (Blackstone). Blackstone is a private equity, asset management and financial services firm which acquired the Parent on May 1, 2017. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority.

The Company clears its security transactions on a fully disclosed basis through Pershing LLC (the clearing broker).

2. Significant Accounting Policies

Basis of Presentation

The following significant accounting policies are consistently followed in the preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes checking accounts and an interest bearing account at a non-affiliated bank.

Restricted cash included in deposits with clearing broker on the Statement of Financial Condition represents cash highly liquid with maturity of three months or less set aside to satisfy requirements under Rule 15c3-1 of the SEC.

2. Significant Accounting Policies (continued)

Recently Adopted Accounting Pronouncements

In November 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2016-18, Restricted Cash. This ASU amends the guidance in Accounting Standards Codification ("ASC") Topic 230, Statement of Cash Flows, and is intended to reduce the diversity in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendments within this ASU require that the reconciliation of the beginning-of-period and end-of-period cash and cash equivalents amounts shown on the statement of cash flows include restricted cash and restricted cash equivalents. As a result of the adoption, changes in restricted cash included on deposit with clearing brokers in the statement of financial condition are now presented with changes in cash throughout the statement of cash flows. The amount of restricted cash is included in a separate reconciliation table in the statement of cash flows.

Recently Issued Accounting Pronouncements

In February 2016, FASB issued ASU 2016-02, Leases. This ASU will supersede the guidance in ASC Topic 840, Leases. Under ASU 2016-02, for lease arrangements exceeding a 12 month term, a lessee will be required to recognize a liability in the statement of financial position (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 will retain a distinction between finance and operating leases; however, the principal difference from the previous guidance is that lease assets and liabilities arising from operating leases will be recognized in the statement of financial position. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee will not significantly change from current GAAP. The accounting applied by a lessor will be largely unchanged from that applied under current GAAP. ASU 2016 -02 is effective for fiscal years beginning after December 15, 2018. The Company adopted the new standard effective January 1, 2019 using the modified retrospective approach. The Company did not recognize right-of use assets and associated lease liabilities and the adoption of this guidance did not have a material impact on the recognition of operating lease expense in the statement of operations.

3. Related-Party Transactions

Certain services are provided to the Company by the Parent under a Management Agreement (the Agreement) effective July 12, 2007, for which the Company incurs an allocated charge. Under the terms of the Agreement, the Company agrees to pay for all operating expenses

3. Related-Party Transactions (continued)

incurred by the Parent or its affiliates on the Company's behalf including, but not limited to, costs associated with employee compensation, office space, and equipment. Employee compensation is allocated based on the estimated time spent on activities of the Company and includes benefits. Cost of office space and equipment is based on the average per-employee cost by practice and location as determined on an annual basis by the Parent. The amount due by the Company under this Agreement is $339,857 and is reflected as Payable to affiliate as of December 31, 2018.

The Company is the affiliated broker-dealer of an affiliated mutual fund and earns shareholder services fees from this mutual fund. The amount due from this fund for fees earned is $384,395 and is reflected as receivable from affiliate as of December 31, 2018.

4. Concentration of Credit Risk

The Company has a concentration of credit risk in that all of its cash is held at one bank but does not believe it is exposed to any credit risk.

5. Income Taxes

The Company is organized as a limited liability company with a single member and, as such, is not separately subject to income taxes. The results of the Company are included in the income tax return of Tempo Holding Company LLC.

6. Commitments and Contingencies

The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. The Company and the clearing broker monitor required margin levels daily and, pursuant to guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company, at all times, maintain net capital, as defined, equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness, as defined. The ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. As of December 31, 2018, the

7. Net Capital Requirements (continued)

Company's ratio of aggregate indebtedness to net capital was 0.14 to 1 and the Company's net capital was $2,741,585, which was $2,691,585 in excess of required net capital. Rule 15c3-1 may effectively restrict advances or distributions to the Parent. Under the clearing

arrangements with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2018, the Company was in compliance with all such requirements.

8. Subsequent Events

The Company has evaluated subsequent events through February 26, 2019, the date the Statement of Financial Condition were issued, with no events noted that would require recognition or disclosure in the Statement of Financial Condition.